UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 17)

RINKER GROUP LIMITED
(Name of Subject Company)

RINKER GROUP LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares
American Depositary Shares, each representing the right to receive five Ordinary Shares
(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)
(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel & Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067, Australia
+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker” or the “Company”) with the Securities and Exchange Commission on November 28, 2006 (as amended, the “Statement”) relating to the offer by CEMEX Australia Pty Ltd (the “Bidder”), a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to purchase all of the ordinary shares of Rinker (“Rinker Shares”), including Rinker’s American Depositary Shares (“Rinker ADRs”) which each represents the right to receive five Rinker Shares (the “Offer”).

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

As of April 30, 2007, the Company, CEMEX and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) entered into the Amended Hold Separate Stipulation and Order (the “Amended HSO”) to ensure that, prior to any divestitures ordered under a proposed Final Judgment (the “Proposed Final Judgment”) to be entered by the U.S. District Court for the District of Columbia (the “Court”), the Divestiture Assets (as defined below) remain independent, economically viable and ongoing business concerns that will not be influenced by CEMEX’s acquisition of the Company, and that competition is maintained during the pendency of the ordered divestitures.  The Amended HSO, including the Proposed Final Judgment, was approved by the Court on May 2, 2007.  For purposes of the Amended HSO, “Divestiture Assets” mean (i) certain Ready Mix Concrete and Concrete Block plants in Florida owned by CEMEX or the Company in the following areas:  Fort Walton Beach/Panama City/Pensacola; Jacksonville; Orlando; Tampa/St. Petersburg; and Fort Myers/Naples; and (ii) certain Ready Mix Concrete plants and Aggregate facilities in Arizona owned by CEMEX or the Company in the Flagstaff and Tucson area, including, in each case, all tangible and intangible assets used in relation to these plants.

If entered by the Court, the Proposed Final Judgment would require CEMEX to make certain required divestitures for purposes of remedying any alleged loss of competition resulting from acceptances of its Offer.  Within one hundred and twenty (120) calendar days of the Divestiture Trigger (as defined below) or five (5) days after notice of the entry of the Proposed Final Judgment by the Court, whichever is later, CEMEX would have to divest, or cause Rinker to divest, the Divestiture Assets to purchasers approved by the DOJ.  “Divestiture Trigger” means the day on which CEMEX elects a majority of the Company’s board of directors or forty-five (45) days after CEMEX obtains a number of Rinker Shares (including any Rinker ADRs) in excess of 50% of the outstanding Rinker Shares (including any Rinker ADRs), whichever is sooner.

Bid Agreement.  On April 30, 2007, in consideration for the Company agreeing to sign the Amended HSO, CEMEX executed and delivered a deed poll to the Company (the “Indemnity Deed Poll”) pursuant to which CEMEX confirmed and agreed that the indemnity under Section 3.3(d) of the Bid Agreement, dated April 10, 2007 (as amended), extends to providing compensation to the Company or any of its subsidiaries divesting any of the Divestiture Assets (the “Divesting Rinker Entity”).  Specifically, under the terms of the Indemnity Deed Poll, in circumstances where the Bidder has not commenced the compulsory acquisition of Rinker Shares (including any Rinker ADRs), upon the divestiture of any Divestiture Assets by a Divesting Rinker Entity following the occurrence of a Divestiture Trigger, as a result of which the Company or any of its subsidiaries incurred a loss, CEMEX will compensate the Divesting Rinker Entity as is necessary to ensure that such Divesting Rinker Entity is restored to the position (assessed on a financial basis) it would have been in had the divestiture not occurred.

The foregoing summary of the Indemnity Deed Poll does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnity Deed Poll, a copy of which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Item 9.                    Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(e)(11)	Deed Poll by CEMEX, S.A.B. de C.V., dated April 30, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007	RINKER GROUP LIMITED

	By:	/s/ THOMAS BURMEISTER
Name: Thomas Burmeister
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(e)(11)	Deed Poll by CEMEX, S.A.B. de C.V., dated April 30, 2007